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UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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16003844

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8- ~~69369~~

69369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham Sterling Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 River Road, Suite 102
(No. and Street)

Greenwich, CT 06807
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joon-Ho Lee (203)862-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Gutilla, P.C.
(Name – *if individual, state last, first, middle name*)

369 Lexington Avenue, 25th Floor New York, New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Dickey Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Sterling Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Managing Director

Title

DONNA KOZAK
NOTARY PUBLIC
State of Connecticut
My Commission Expires
February 28, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURNHAM STERLING SECURITIES LLC

(A Limited Liability Company)

FINANCIAL STATEMENTS AND NOTES

Year ended December 31, 2015

BURNHAM STERLING SECURITIES LLC

(A Limited Liability Company)

CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Burnham Sterling Securities, LLC

We have audited the accompanying statement of financial condition of Burnham Sterling Securities, LLC (the "Company"), as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 25, 2016

BURNHAM STERLING SECURITIES LLC

(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

Assets	
Cash	$ 2,081,970
Receivables, net (Notes 2 and 5)	5,093,726
Other Assets	10,888
Total Assets	$ 7,186,584
Liabilities and Member's Equity	
Liabilities:	
Due to Affiliate	$ 111,272
Accrued Expenses	$ 26,622
Total Liabilities	$ 137,894
Member's Equity	$ 7,048,690
Total Liabilities and Member's Equity	$ 7,186,584

The accompanying notes are an integral part of these financial statements.

BURNHAM STERLING SECURITIES LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Burnham Sterling Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") as of August 20, 2014. The Company is a single-member Connecticut limited liability company, however, on September 29, 2014, the former sole member of the Company transferred all membership interest in the Company to Burnham Securities Holdings LLC ("BSH"), a Connecticut limited liability company. The Company has been approved by FINRA to engage in the private placement of securities, act as a broker-dealer in selling interests in unregistered private investment funds and engage in mergers and acquisitions in an advisory capacity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Company earns compensation related to investment banking services, namely, structuring and arranging project and equipment financings, including the private placement of securities. The Company may also provide advisory services.

Fees derived from the investment banking services are earned and recorded when the transactions are completed and the income is reasonably determinable.

Advisory fees are recognized when earned in accordance with the terms of their respective agreements.

BURNHAM STERLING SECURITIES LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2015 consisted of a money market account at a broker.

Receivables

For those receivables with due dates in excess of one year from the completions of the placements, such receivables are discounted to present value, with the discounts reflecting both the time value of money and exposure to specific payment risk during the terms of the receivables. The discounts reduce both the receivables and revenue recognized. The discounts are amortized and recognized as interest income over the terms of the receivables and are reported as interest income-receivables in the statement of operations.

The Company provides an allowance for doubtful accounts based on the age of past due accounts and an assessment of the entity's ability to pay. As of December 31, 2015, no allowance for doubtful accounts was considered necessary.

Income Taxes

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's financial activity is reported in conjunction with the federal and state income tax filings of BSH. As such, income taxes have not been provided, as BSH is liable for taxes, if any, on its share of the Company's net income or loss. The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the statement of operations.

Income taxes (continued)

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. BSH files federal and state income tax returns for tax years commencing on or before September 16, 2014. BSH is subject to federal and state income tax examinations by tax authorities for tax years starting on or after September 16, 2014 while the Company's previous sole member is subject to federal and state income tax examinations for tax years starting before September 16, 2014.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires that the Company's management make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined as the greater of (x) 6 2/3% of aggregate indebtedness, or (y) $5,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined in such Rule, shall not exceed a ratio of 12 to 1 in its first year and 8 to 1 thereafter. At December 31, 2015, the Company's net capital was $1,944,076 which is $1,934,883 in excess of its required minimum net capital of $9,193.

4. CONCENTRATION OF CREDIT RISK

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents accounts with two financial institutions which, at times, may exceed insured amounts. The Company attempts to reduce its exposure to credit risk by maintaining cash and cash equivalent balances with sound financial institutions and well-managed money market funds and monitoring their financial strength. The Company has not incurred any losses on these accounts. At December 31, 2015 amounts in excess of insured limits were $1,670,175.

Receivables

At December 31 2015, three clients accounted for 100% of the Company's gross receivables of which one client accounted for approximately 54%.

Transaction Fees

For the year ended December 31, 2015, three clients accounted for 100% of the Company's transaction fees of which one client accounts for approximately 56%.

RECEVABLES, NET

Receivables consist of the following at December 31, 2015:

Promissory note receivable	$1,246,500
Accounts receivable – trade	5,344,626
Less: discount on accounts receivable	(1,497,400)
Receivables, net	$5,093,726

The note receivable was issued on December 24, 2014 and bears interest at the twelve month LIBOR rate plus a market spread. The note is payable in installments through October 2024.
Accounts receivable – trade represents transaction compensation for the year ended December 31, 2015 that is paid over time. The final installment is in November 2027, and the weighted average discount rate used was approximately 6.49%.

5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, Burnham Sterling & Company LLC ("BSC"), whereby the Company is billed an allocated percentage of direct expenses paid by BSC. The allocation is based on the time allocated by the Company's personnel to the operations of the Company. For the year ended December 31, 2015, total expenses allocated to the Company were $490,748.

The Company has a month-to-month sublease agreement with Burnham Sterling Greenwich ("BSG"), whereby the Company pays rent of $440 per month. For the year ended December 31, 2015 total rent incurred to BSG amounted to $5,280.

BURNHAM STERLING SECURITIES LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

6. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 25, 2016, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring an adjustment to or disclosure in the financial statements.

BURNHAM STERLING SECURITIES
29 RIVER ROAD, SUITE 102, COS COB, CT 06807

SEC
Mail Processing
Section
FEB 26 2016
Wasnington DC
404

US Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

February 26, 2016

To Whom it May Concern;

Enclosed are 2 copies of the long form Financial Statements and 2 copies of the short form Financial Statements for Burnham Sterling Securities as required.

Sincerely,

Joon-Ho Lee
FINOP
203-862-4800